Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com

JAMES A. LEBOVITZ

james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

April 7, 2014

VIA EDGAR

Christina DiAngelo Fettig

Staff Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:          FS Energy and Power Fund

Form 10-K (File No. 814-00841)

Dear Ms. DiAngelo Fettig:

On behalf of FS Energy and Power Fund (“FSEP” or the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in a telephone conversation on March 28, 2014 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2013.  For your convenience, a summary of the Staff’s comments are numbered and presented in bold, italicized text below, and each comment is followed by the Company’s response.

Schedule of Investments — Interest Rate Presentation

1.                                      The Staff is in the process of performing a review of the presentation of interest rates in the schedule of investments of business development companies.   FSEP presents the stated interest rate per the applicable credit agreement along with a floor, if applicable.  How burdensome would it be in subsequent filings for FSEP to present the actual interest rate in effect as of the balance sheet date?

The Company respectfully submits that the stated interest rates per the applicable credit agreement are more meaningful for shareholders than the actual rates as of the balance sheet date.  The Company believes that it would be burdensome to present the actual rates as of the balance sheet date primarily because the LIBOR rates reset frequently and that the actual interest rates would provide limited utility for shareholders.  In addition, because of the fluctuating rates, it would be more burdensome for the Company’s independent accountants to audit the actual interest rates than the stated rates per the applicable credit agreement.

Schedule of Investments — Paid-in-Kind (“PIK”) Securities Presentation

2.                                      Please confirm supplementally that FSEP does not hold any PIK debt with a range of interest rates. In subsequent filings, FSEP should present the range of PIK interest rates, if applicable.

The Company hereby supplementally confirms that it did not hold any PIK debt securities with a range of interest rates at December 31, 2013.  All of the PIK debt securities held by the Company as of such date had either a fixed interest rate or a combination of fixed and variable interest rates that may alternate based on the terms and conditions of such securities.  The Company hereby agrees to present the range of PIK interest rates in subsequent filings if any such securities are held by the Company.

Balance Sheet — Commitments and Contingencies

3.                                      In subsequent filings, FSEP should present on the balance sheet the amount of commitments and contingencies, even if the amount is zero.  In addition, reference the notes to financial statements where commitments and contingencies are disclosed.

In response to the Staff’s comment, the Company hereby agrees to include the requested disclosure in subsequent filings.

Statement of Changes in Net Assets — Capital Share Transactions

4.                                      In subsequent filings, in the capital share transactions section of the Statement of Changes in Net Assets, please reference the share transactions table disclosed in the notes to financial statements.

In response to the Staff’s comment, the Company hereby agrees to include the requested disclosure in subsequent filings.

Schedule of Investments — Unfunded Commitments

5.                                      In subsequent filings, please provide additional information as to which debt and equity portfolio holdings comprise the unfunded commitments amounts disclosed in the notes to financial statements.

In response to the Staff’s comment, the Company hereby agrees to include the requested disclosure in subsequent filings.

Notes to Financial Statements — Financing Arrangements

6.                                      In subsequent filings, please include disclosure in the financing arrangements note related to the terms of the commitment fees on the unused portion of the financing arrangements.

In response to the Staff’s comment, the Company hereby agrees to include the requested disclosure in subsequent filings.

Notes to Financial Statements — BNP Financing Arrangement

7.                                      For the new committed facility arrangement with BNP Paribas Prime Brokerage, Inc. (“BNP”), where BNP has the ability to borrow a portion of the pledged collateral subject to certain limits, were there any rehypothecated securities during the year ended December 31, 2013?  In subsequent filings, please include securities lending disclosures in the financial statements if there are any rehypothecated securities. The Staff has provided examples of the requested disclosures.

The Company hereby supplementally confirms that BNP did not rehypothecate any securities during the year ended December 31, 2013.  In response to the Staff’s comment, the Company hereby agrees to include the requested disclosure in subsequent filings, if applicable.

Notes to Financial Statements — Fair Value of Financial Instruments

8.                                      In subsequent filings, where possible please bifurcate the fair value of securities for each valuation technique in the Equity/Other section of the ASU 2011-04 table in the Fair Value of Financial Instruments note.

In response to the Staff’s comment, the Company hereby agrees to make the requested change in subsequent filings in the situation where the change in the disclosure will be meaningful to shareholders.  The Company respectfully submits that certain of the Equity/Other securities held at December 31, 2013 had more than one valuation technique and, as a result, it would not have been possible to bifurcate the fair value of these securities without making the disclosure non-meaningful to shareholders.  The Company expects that certain of the equity securities the Company may hold in the future will have more than one valuation technique.

Notes to Financial Statements — Principal Business and Organization

9.                                      In the disclosure on wholly-owned subsidiaries, why is there a separate disclosure that states that there is another wholly-owned subsidiary through which it may hold certain investments in portfolio companies from time to time?

The Company hereby supplementally confirms that it owned a wholly-owned subsidiary that was organized prior to December 31, 2013 that did not hold any securities at December 31, 2013.  Since that time, securities have been acquired by the wholly-owned subsidiary.  As a result, the disclosure for this wholly-owned subsidiary will be combined with the disclosure for the other wholly-owned subsidiaries in subsequent filings.

* * * * * * *

The Company hereby acknowledges that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with the respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at 215-994-2510.

Sincerely,
/s/ James A. Lebovitz
James A. Lebovitz

cc:                                Stephen S. Sypherd

Ted Gallivan

FS Energy and Power Fund